SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Vivo got success in the bidding process of 3G frequencies

December 20, 2007 – VIVO Participações S.A. (“Vivo”) announces that, after price bids were opened at the head-office of Anatel, it was the winning bidder in the Band J lots, with 10 + 10 MHz width, with exception of lots VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the auction call notice. For all Band J lots acquired, Vivo offer was around R$ 1, 1 billion for a period of 15 years postponed for 15 years more. The total amount or 10% of it should be paid at the time of the execution of the Terms of Authorization. The 90% left may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the IST variation plus 1% monthly.

The Official Result of the Auction will be disclosed by Anatel in the Diário Oficial da União (Federal Official Gazette) in the next days and contracts will be executed within up to 10 days after the referred publication.

The Band J lots acquired by Vivo are summarized in the table below:

Area	Width MHz	Service Area	Authorization Period (year)	Minimum Price(R$)	Bid Price (R$)	Premium %
I	10+10	RJ, ES, BA and SE	15+15	163,669,720.21	310,356,000.00	89.6%
II	10+10	PR, SC, RS, AC,DF, GO, MS, MT, RO and TO	15+15	227,472,225.60	528,200,000.00	132.2%
III/IV	10+10	SP Metropolitan/AM, AP, MA, PA, RR	15+15	111,835,775.74	168,700,000.00	50.8%
V/VI	10+10	SP Countryside/AL, CE, PB, PE, PI and RN	15+15	85,980,150.34	130,426,000.00	51.7%
VIII	10+10	Paranaíba (MS) and Itumbiara Region (GO)	15+15	212,704.91	292,000.00	37.3%
IX	10+10	Franca Region	15+15	4,220,990.61	5,766,000.00	36.6%
XI	10+10	Municipalities of Londrina and Tamarana (PR)	15+15	2,894,507.53	3,953,000.00	36.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.